SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 5)

Resolute Energy Corporation
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
76116A306
(CUSIP Number of Class of Securities)
Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Mark Cognetti, Esq.
Michael Brandt, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000
March 1, 2019
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 76116A306	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN, IA

SCHEDULE 13D
CUSIP No. 76116A306	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* PN, HC

SCHEDULE 13D
CUSIP No. 76116A306	Page 4 of 5 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO, HC

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Resolute Energy Corporation (the “Issuer”), to amend the Schedule 13D filed on January 26, 2018 (the “Original 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on February 9, 2018 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on March 12, 2018 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on May 16, 2018, Amendment No. 4 to Schedule 13D filed on November 19, 2018, and this Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.
Item 4.	Purpose of Transaction
Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:
On March 1, 2019, pursuant to the Merger Agreement, at the effective time of the Merger, each share of Common Stock and restricted stock of the Issuer was converted, at each Reporting Person’s option and subject to proration procedures as set forth in the Merger Agreement, into the right to receive an amount in cash, without interest, equal to $14.00 and 0.2366 validly issued, fully paid and non-assessable shares of common stock of Purchaser, par value $0.01 per share (“Purchaser Common Stock”). The closing price of Purchaser Common Stock on March 1, 2019 was $73.08.
Item 5.	Interests in Securities of the Issuer
Item 5(a)-(e) of this Schedule 13D is hereby amended and restated to read as follows:
(a) and (b) The Reporting Persons do not beneficially own any shares of Common Stock.
(c) Except as described in Item 4 of this Amendment No. 5, the Reporting Persons have not effected any transactions with respect to the Issuer’s Common Stock or restricted stock during the past sixty days.
(d) Not applicable.
(e) The Reporting Persons ceased to be the beneficial owners of 5% or more of the Issuer’s Common Stock on March 1, 2019.
[Signatures on following page]

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: March 4, 2019	MONARCH ALTERNATIVE CAPITAL LP By: MDRA GP LP, its General Partner By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member

Dated: March 4, 2019	MDRA GP LP By: Monarch GP LLC, its General Partner By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member

Dated: March 4, 2019	MONARCH GP LLC By: /s/ Michael Weinstock Name: Michael Weinstock Title: Member